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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Timothy Buchmiller

Re:	Tessera Technologies, Inc.

Form 10-K for the Year Ended December 31, 2007

Filed February 29, 2008

Form 10-Q for the Quarterly Period Ended September 28, 2008

File No. 000-50460

Dear Mr. Buchmiller:

On behalf of Tessera Technologies, Inc. (the “Company”), this letter is being submitted in reference to the Securities and Exchange Commission’s letter to Michael Anthofer, Executive Vice President and Chief Financial Officer of the Company, dated December 30, 2008 (the “Comment Letter”), with respect to the Company’s above-referenced filings.

The Company received the Comment Letter on January 5, 2009 upon return from its holiday closure and is working expeditiously to respond to the Staff’s comments while also completing its year-end accounting closing. However, as discussed with you by telephone, the Company is requesting an extension of time to respond to the Comment Letter in order to allow adequate internal and external review of accounting-related comments, and to allow the Company’s Compensation Committee to review the compensation-related responses at its meeting scheduled for February 4, 2009. Accordingly, the Company is requesting an extension until January 23, 2009 to respond to the Staff’s comments 5 through 12 relating to accounting matters, and until February 9, 2009 to respond to the Staff’s comments 1 through 4 relating to compensation disclosures.

Securities and Exchange Commission

January 8, 2009

Please do not hesitate to contact me at (650) 463-4661 if you have any questions. Thank you for your consideration.

Very truly yours,

/s/ Robert A. Koenig
Robert A. Koenig of LATHAM & WATKINS LLP

cc:	Michael Anthofer